SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Announcement  |  Lisbon  |  7 July 2014

Qualified holding — Citigroup

Portugal Telecom, SGPS S.A. (“PT”) hereby informs that it was notified of the following regarding a qualified holding of Citigroup Inc.:

A) 2% threshold exceeded (27 June 2014)

This change was due to the acquisition on 27 June 2014 by Citigroup Global Markets Limited of 1,047,315 PT ordinary shares. As a result, Citigroup Inc. held a qualified holding corresponding to 18,779,555 shares representing 2.09% of PT’s share capital and corresponding voting rights.

Additionally, PT was informed that this qualified holding was held as follows:

Holdings in PT ordinary shares:

•                                          Citigroup Global Markets Limited: 17,579,555 ordinary shares representing 1.96% of the share capital and voting rights in PT;

Holdings in financial instruments:

•                                          Citigroup Global Markets Limited: 1,200,000 ordinary shares via a swap, representing 0.13% of the share capital and voting rights in PT.

B) Position fell below 2% threshold (1 July 2014)

This change is due to Citigroup Global Markets Limited disposal, on 1 July 2014, of 2,025,575 PT shares. As a result, Citigroup Inc. now holds a position corresponding to 17,153,722 ordinary shares representing 1.91% of PT’s share capital and corresponding voting rights.

Additionally, PT was informed that this position is held as follows:

Holdings in PT ordinary shares:

•                      Citigroup Global Markets Limited: 15,953,722 ordinary shares representing 1.78% of the share capital and voting rights in PT.

Holdings in financial instruments:

•                      Citigroup Global Markets Limited: 1,200,000 ordinary shares via a swap, representing 0.13% of the share capital and voting rights in PT.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

PT was further informed that the parent company Citigroup Inc. controls Citigroup Global Markets Limited through the following chain of companies:

•                      Citigroup Global Markets Holding Inc., Citigroup Financial Products Inc. and Citigroup Global Markets Europe Limited.

This statement is pursuant to the terms and for the purposes of articles 17 of the Portuguese Securities Code and 2 of the Portuguese Securities Commission Regulation no. 5/2008, following communications received from Citigroup Global Markets Limited, with registered office at Gateway Offices, 60-62 Sydenham Road, Belfast, BT3 9DT, Ireland.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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